8/29/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG [illegible]
19 REGISTRATIONS BRANCH

SECURIT[illegible] [illegible]SION

13014516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue – 22nd Floor

(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim (212) 661-8686

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2013
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
9/20/13

OATH OR AFFIRMATION

I Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

NINONNE DUFFY
Notary Public - State of New York
NO. 01DU6020656
Qualified in New York County
My Commission Expires 3/8/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES Capital Corporation

Statement of Financial Condition

June 30, 2013

Assets		
Cash	$	446,718
Deposit with clearing broker		100,000
Receivable from broker-dealer and clearing organization		512,978
Remarketing fees receivable		108,813
Securities owned, at fair value		1,952,990
Interest receivable		80,968
Prepaid and refundable income taxes		24,920
Advances to related party		129,000
Fixed assets, net		34,540
Other assets		122,176
Total assets	$	3,513,103
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	63,737
Accrued expenses and other liabilities		1,100,916
Deferred remarketing fees		72,342
Deferred tax liability		3,000
Total liabilities		1,239,995
Stockholders' equity		
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,257,880
Retained earnings		1,196,136
		2,459,016
Less: Stock subscriptions receivable		(185,908)
Total stockholders' equity		2,273,108
Total liabilities and stockholders' equity	$	3,513,103

The accompanying notes are an integral part of this financial statement.

****

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

****

1. Nature of Operations

GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company specializes in buying, selling, underwriting, and remarketing municipal securities.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on the trade date.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased, are carried at fair value and the resulting unrealized gains and losses are reflected in trading income.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
From time to time, the Company has highly liquid investments with original maturities of three months or less when purchased, which are deemed to be cash equivalents.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of June 30, 2013, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and it will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, or local taxing authorities for years prior to June 30, 2010.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 1,566,338	$ 20,304
Quasi-government agencies		43,433
Corporate debt securities, non-convertible	386,652	
	$ 1,952,990	$ 63,737

4. Advances to Related Party

As of June 30, 2013, advances to related party consist of one note to an officer/stockholder of the Company in the amount of $129,000. The borrowing by the officer/stockholder bears interest at the prime rate, which was 3.25% per annum at June 30, 2013, and is due on June 30, 2014. The borrowing by the officer/stockholder is secured by the officer/stockholder's investment in the Company. In the event the borrower resigns or is terminated, the unpaid principal balance and interest become due immediately.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

	Amount
Office and computer equipment	$ 448,632
Furniture and fixtures	23,879
	472,511
Accumulated depreciation	(437,971)
	$ 34,540

6. Stock Subscriptions Receivable

As of June 30, 2013, stock subscriptions receivable consist of notes issued to six employees/stockholders for the purchase of the Company's stock. Interest on these notes is at prime, which was 3.25% per annum at June 30, 2013, and is payable annually in arrears. The notes are due June 30, 2014, and amount to $185,908.

In the event that a subscriber resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

7. Clearance Agreement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing organization provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (5.12% per annum at June 30, 2013). At June 30, 2013, the Company had a balance of $512,978 due from the clearing organization.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2013, the Company had net capital, as defined, of $1,708,655, which exceeded the required minimum net capital of $100,000 by $1,608,655. Aggregate indebtedness at June 30, 2013, totaled $1,173,258. The ratio of aggregate indebtedness to net capital was 0.69 to 1.

9. Leases

The Company has an operating lease for its office space in Manhattan. The Company signed a lease commencing October 1, 2011, and expiring September 30, 2016.

Future minimum rental payments under this lease are as follows:

Year Ending June 30	Amount
2014	$ 212,312
2015	212,312
2016	212,312
2017	53,076
	$ 690,012

10. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee/co-employer arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee.

11. Income Taxes

A deferred tax liability has been established to account for the temporary differences arising from the excess of depreciation for tax purposes over the amount for financial reporting purposes. In addition, the Company has a deferred tax asset, which partially offsets the deferred tax liability, as a result of a temporary difference created by the straight lining of rent expense.

12. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risks, yield curves, default rates and similar data.

Level 3: Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the Company's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2013.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$1,566,338	$ -	$1,566,338	$ -
Corporate debt securities, non-convertible	Asset	386,652	-	386,652	-
		$1,952,990	$ -	$1,952,990	$ -

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$20,304	$ -	$20,304	$ -
Quasi-government agencies	Liability	43,433	-	43,433	-
		$63,737	$ -	$63,737	$ -

The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

13. Off-Balance-Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

14. Employees' Retirement Plan

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of three months of service and provides for participants to defer salary up to statutory limitations. The Company is required to match 100% of the first 4% of eligible compensation deferred by the employee.

15. Subsequent Events

The Company has evaluated subsequent events through August 27, 2013, the date the financial statement was available for issuance.

MAZARS

WeiserMazars

The Company's Statement of Financial Condition as of June 30, 2013, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
GATES Capital Corporation

We have audited the accompanying statement of financial condition of GATES Capital Corporation (the "Company") as of June 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GATES Capital Corporation as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

August 27, 2013

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM